City Holding Company
25 Gatewater Road
Cross Lanes, West Virginia 25313
January 6, 2023
VIA EDGAR
Jessica Livingston
The Division of Corporation Finance
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549
Re:   City Holding Company
Registration Statement on Form S-4
Filed November 22, 2022, as amended January 6, 2023
File Number 333-268531
Dear Ms. Livingston:
Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, City Holding Company, a West Virginia corporation (the “Registrant”), hereby requests that the effectiveness under the Securities Act of 1933, as amended, of the above-captioned Registration Statement be accelerated to 4:15 p.m., Eastern time, on January 9, 2022, or as soon thereafter as practicable.
Please notify Michael Dailey, Esq. of Dinsmore & Shohl LLP, counsel to the Registrant, at (513) 977-8644, with any questions you have regarding this letter or if you need any additional information. Please also notify Mr. Dailey as soon as practicable as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Very truly yours,

City Holding Company

By:	/s/ Brace Mullett
Name: Brace Mullett
Title: General Counsel and Senior Vice President